UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

October 28, 2013

Company Name: Mizuho Financial Group, Inc.
Representative: Yasuhiro Sato, Group CEO
Address: 2-5-1 Marunouchi, Chiyoda-ku, Tokyo
Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Submission of Business Improvement Plan by Mizuho Bank Ltd. and

Actions by Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc. (MHFG) subsidiary Mizuho Bank, Ltd. (MHBK) today submitted a business improvement plan to the Japanese Financial Services Agency based on the business improvement order (No. 2094) that it received on September 27, 2013. (See attached MHBK press release regarding the business improvement order for details.)

We would like to take this opportunity to express our most sincere apologies to our valued customers and other stakeholders for the inconvenience and concern that we have caused in relation to this business improvement order.

In light of the order, MHFG has investigated all of our subsidiaries in Japan in relation to the status of their control of transactions with anti-social elements. Specifically, these investigations included whether appropriate management reporting and process control frameworks are in place within each group subsidiary, whether there are transactions with similar structures as the current problematic captive loan scheme (also referred to as “tie-up loans”, “joint loans”, and “four-party loans”), and whether attribute verifications are performed at both entry and post-execution stages of credit transactions. The investigations did not find any new anti-social transactions other than the transactions under the captive loan scheme in MHBK.

We will continue these efforts going forward to ensure sound products and services on a group basis, further enhance measures to sever ties with anti-social elements, and fulfill our responsibility to society.

As holding company, MHFG will further enhance our frameworks to sever ties with anti-social elements and improve corporate culture through the following:

1

1.	Strengthening frameworks to eliminate transactions with anti-social elements reflecting changes in society

(1)	Reviewing Compliance Group Structure

A)	Reorganization of the Compliance Division

As various risks become increasingly sophisticated and expectations of society strengthen, we must respond in even more detail than we have to date. We have decided to increase management participation in Compliance Division functions by reorganizing and separating (1) overall compliance and compliance framework functions and (2) crisis management and individual and urgent response functions.

Particularly in relation to crisis management and individual and urgent response functions, we will create a new division responsible for elimination of transactions with anti-social elements by elevating the status of the existing department to a division. The new division will specialize and focus on severing relationships with anti-social elements by promptly responding to latest trends and topics.

In addition, we will enhance planning functions for severing relationships with anti-social elements and increase personnel in the new division. We will also accelerate efforts to eliminate transactions with anti-social elements on a group basis through effective monitoring of products and services, research on latest trends, collection of specialized information, and collaboration with law enforcement headquarters throughout Japan and external specialists such as private-sector legal professionals that specialize in anti-social elements.

B)	Deployment of a Deputy President as the Group Chief Compliance Officer

With renewed strength in our awareness of thorough compliance including severing ties with anti-social elements being at the fundamental core of the management of a financial institution that is built on foundations of trust, we believe that restoring the trust of our customers, shareholders, and the wider society through thorough compliance going forward is one of our most important management challenges. Accordingly, we have deployed a Deputy President as the Group Chief Compliance Officer.

(2)	Strengthening governance toward elimination of transactions with anti-social elements

A)	Establishment of the Anti-social Elements Elimination Committee

Until now, matters related to anti-social elements have been discussed and decided in the Compliance Committee as a critical compliance item. We have now established the separated Anti-social Elements Elimination Committee, chaired by the Group CEO, which will be responsible for items related to addressing anti-social elements from the perspective of strengthening our response.

Committees similar to this new Anti-social Elements Elimination Committee will also be established in our major group companies: Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd.

Members of these committees from our major group companies will also participate in the MHFG committee, and monitor products and services on a group basis. The MHFG committee will take actions to sever ties with anti-social elements by cooperation mutually across the group such as researching the latest trends in the banking industry, collecting specialized information, and providing recommendations.

2

In order to ensure that the committee is sensitive to changes in social attitudes and conducts appropriate debate and adjustments toward building robust measures, we are scheduled to select an external expert as a special committee member so that we receive objective opinions and suggestions from a third-party perspective.

B)	Initiatives to ensure effective debate in the Anti-social Elements Elimination Committee

We will clarify operational rules for the new Anti-social Elements Elimination Committee and for the Compliance Committee to improve the effectiveness of debate, such as distribution of materials prior to meetings, detailed descriptions and explanations of the issues and key points in the materials, and securing sufficient time for debate and reporting depending on content.

C)	Appointment of an external director to the Board of Directors

From the perspective further enhancing the compliance framework for the group as a whole, we are scheduled to appoint an external director who is a specialist in compliance, governance, and crisis management.

D)	Strengthening of management reporting and contact structure regarding information on anti-social elements

We will strengthen group reporting and contact structures for reporting to management by clarifying rules with a focus on items related to transactions with anti-social elements.

2.	Further improvement in awareness regarding severing ties with anti-social elements

(1)	Enriching compliance training

We will enrich group compliance training to further improve the awareness and sensitivity of executives and employees in relation to severing ties with anti-social elements with a focus on ethics and an awareness of the intention and spirit of laws.

3.	Improving corporate culture

(1)	Improving awareness by revising the Mizuho Code of Conduct

Based on the increasing expectations of society in relation to severing ties with anti-social elements, we will review the Mizuho Code of Conduct that was established at the time of the merger that formed the Mizuho group. We will conduct a further clarification both internally and externally of MHFG’s approach toward severing ties with anti-social elements, and we will aim to further improve awareness among all group executives and employees.

3

(2)	Promotion of continued actions in cooperation with the One MIZUHO Promotion Project Team *

We will change the culture of habitual and silo-based behaviors that have been observed within a small part of the organization and share a sense of common values in which each and every employee takes a flexible approach to changes in society and proactively steps up to the challenges they face. As a group, we will also promote further strengthening of the following ongoing initiatives within the project team, from the perspective of driving the self-starting actions of each and every employee:

•	We have commenced discussion sessions with senior management at all head office divisions and marketing offices.

•	We will hold off-site meetings for general managers of head office divisions and marketing offices at major group companies.

*	The One MIZUHO Promotion Project Team was established to promote actions to disseminate the medium-term business plan and Mizuho corporate philosophy throughout the group toward realization of the Mizuho group vision.

4.	Further sophistication of group governance

(1)	Considering expansion of consulting bodies to the Board of Directors

Reflecting on trends in corporate management both within the group and externally, we will consider expanding consulting bodies to the Board of Directors in order to reflect the opinions of external experts and from the perspective of enhancing sophistication of group governance.

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel.81-3-5224-2026

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October 28, 2013

Mizuho Bank, Ltd.

Submission of Business Improvement Plan

Mizuho Bank, Ltd. (MHBK; Yasuhiro Sato, President and CEO) today submitted a business improvement plan to the Japanese Financial Services Agency based on the business improvement order (No. 2094) that we received on September 27, 2013.

We would like to take this opportunity to express our most sincere apologies to our valued customers and other stakeholders for the inconvenience and concern that we have caused in relation to the recent incident concerning transactions with anti-social elements under a captive loan scheme (also referred to as “joint loans” and “tie-up loans”).

The Mizuho Code of Conduct pledges to confront anti-social elements, and we have always positioned severing ties with anti-social elements as one of our most important management challenges. We have accomplished this to date through close cooperation between our head office and marketing offices.

Nevertheless, we gravely accept the highly regrettable fact that our framework to prevent and sever relationships with anti-social elements was inadequate for certain captive loans.

In addition to the improvement measures that we formulated based on the results of the Financial Services Agency inspection received in June 2013, this business improvement plan also incorporates measures based on the fact-finding and identification of causes of the internal designated committee, which we established after receiving the business improvement order, and the recommendations of the Special Investigation Committee on Improvement of Joint Loan Business (“Third-party Committee”), which we also established after receiving the business improvement order. It is a plan that we have formulated with a focus on the increasing expectations of society regarding severing ties with anti-social elements.

MHBK intends to regain trust from our customers, shareholders, and the wider society by thoroughly implementing this business improvement plan. As a financial institution representing Japan and a member of the global financial community, we will enhance our framework to eliminate anti-social elements and fulfill our responsibility to society.

Please refer to the attachment for an overview of the business improvement plan and our handling of persons involved in this incident.

Overview of Business Improvement Plan

(Note 1) {Recommendation} indicates improvement measures
based on the recommendations of the Third-party Committee
(Note 2) [ ] Indicates implementation timeframes

1.	Measures to improve and address elimination of transactions with anti-social elements in the four party captive loan scheme

(1)	Response to transactions with anti-social elements

MHBK has executed guarantee claims against Orient Corporation (Orico) for all transactions within the Orico four-party captive loan scheme (“Captive Loan Scheme”) that have been determined through the results of screening existing transactions to involve anti-social elements. [already completed]

As a result of this, all transactions identified as involving anti-social elements under the Captive Loan Scheme have been terminated.

(2)	Strengthening of entry checks for anti-social elements

As well as providing Orico with information held by MHBK to further enhance their database, we have commenced operations that enable Orico to refuse transactions in the event that anti-social elements are detected by Orico in entry checks at the time of loan application. [already completed]

MHBK will continue to provide information on anti-social elements to Orico periodically and aim to continuously improve their database.

In addition, we will further strengthen entry checks by improving the framework for these checks to a system that uses the latest information held by MHBK. [to be systemized in November 2013]

(3)	Strengthening post-execution checks for anti-social elements

As well as shortening the post-execution check cycle for existing claims under the Captive Loan Scheme, MHBK has also reviewed measures to quickly terminate transactions by shortening the timeframe until subrogation from Orico for claims that are newly determined to involve anti-social elements. [already completed]

(4)	Considering introduction of a clause to exclude anti-social elements in loan agreements used in the Captive Loan Scheme {Recommendation}

Under the basic contract between MHBK and Orico for the Captive Loan Scheme, it is possible for MHBK to seek execution of guarantees in the event transactions involving anti-social elements are detected and for Orico to then aim to terminate such transactions based on clauses excluding anti-social elements. However, from the perspective of ensuring management of anti-social elements that is equivalent to other MHBK claims, we will consider introducing a clause to exclude anti-social elements into loan agreements used in the Captive Loan Scheme. [December 2013]

(5)	Proactive participation in enhancement of Orico’s framework for collection of claims involving anti-social elements

We will establish a new committee as a framework to cooperate with Orico in considering and promoting sophistication of measures to eliminate transactions with anti-social elements. [November 2013]

2.	Establishment of measures to comply with laws regarding elimination of transactions with anti-social elements

(1)	Strengthening frameworks to eliminate transactions with anti-social elements reflecting social changes

(i)	Review of the Compliance Group

A)	Reorganization of the Compliance Division

As various risks become increasingly sophisticated and expectations of society strengthen, we must respond in even more detail than we have to date. We have decided to increase management involvement in Compliance Division functions by separating (1) overall compliance and compliance framework functions and (2) crisis management and individual and urgent response functions.

We will create a new division responsible for elimination of transactions with anti-social elements by elevating the status of the existing department to a division. The new division will specialize and focus on severing relationships with anti-social elements by promptly responding to the latest trends and topics. [November 2013]

In addition, we will enhance planning functions for severing relationships with anti-social elements and increase personnel in the new division. We will also accelerate efforts to eliminate transactions with anti-social elements through effective monitoring of products and services, research on the latest trends, collection of specialized information, and collaboration with law enforcement headquarters throughout Japan and external specialists such as lawyers. [November 2013]

B)	Deployment of a Deputy President as Chief Compliance Officer

With renewed strength in our awareness of thorough compliance including severing ties with anti-social elements being at the fundamental core of the management of a financial institution that is built on foundations of trust, we believe that restoring the trust of our customers, shareholders, and the wider society through thorough compliance going forward is one of our most important management challenges. Accordingly, we have deployed a Deputy President as Chief Compliance Officer. [already completed]

(ii)	Strengthening governance toward elimination of transactions with anti-social elements

A)	Establishment of the Anti-social Elements Elimination Committee

Until now, matters related to anti-social elements have been discussed and decided in the Compliance Committee as a critical compliance item. We have now established the separate Anti-social Elements Elimination Committee, chaired by the President and CEO, which will be responsible for items related to addressing anti-social elements from the perspective of further strengthening our response.

This new committee will monitor the status of actions toward eliminating anti-social elements as well as our products and services. It will research the latest trends in the banking industry, collect specialized information, and provide recommendations.

In order to ensure that the committee is sensitive to changes in social attitudes and conducts appropriate debate and adjustments toward building robust measures, we are scheduled to select an external expert as a special committee member so that we receive objective opinions and suggestions from a third-party perspective. [November 2013]

B)	Initiatives to ensure effective debate in the Anti-social Elements Elimination Committee {Recommendation}

We will clarify operational rules for the new Anti-social Elements Elimination Committee and for the Compliance Committee to improve the effectiveness of debate, such as distribution of materials prior to meetings, detailed descriptions and explanations of the issues and key points in the materials, and securing sufficient time for debate and reporting depending on content. [November 2013]

C)	Appointment of an external director to the Board of Directors

From the perspectives of increasing management transparency and further strengthening compliance, we are scheduled to appoint an external director who is a specialist in compliance, governance, and crisis management. [November 2013]

D)	Strengthening of management reporting and contact structure regarding information on anti-social elements {Recommendation}

In order to ensure continuous reporting of important matters related to our response to anti-social elements to the management, we will strengthen the reporting and contact structure for management reporting by clarifying details (including items for approval) that must be reported to the Compliance Committee, the Anti-social Elements Elimination Committee, and the President and CEO through the establishment of procedures.

Further, we will clarify procedures for prompt reporting to the members of the newly established Anti-social Element Elimination Committee via email or other appropriate means whenever credit transactions with anti-social elements are identified. [November 2013]

(2)	Further improvement in executive and employee awareness regarding severing ties with anti-social elements

(i)	Improvement in executive awareness regarding eliminating transactions with anti-social elements

We will establish an independent compliance training topic regarding the elimination of anti-social elements. We will improve the awareness of executives by providing thorough information on MHBK’s policy as well as social and law-enforcement trends. [first session in January 2014]

(ii)	Further improvement in employee awareness regarding severing ties with anti-social elements

A)	Targeted training for general managers regarding elimination of anti-social elements

We will conduct targeted training for general managers regarding elimination of anti-social elements including MHBK’s policy on severing ties with anti-social elements, key points when developing products and services, and the importance of cooperating with specialist divisions. [from December 2013]

B)	Enhancement of compliance training regarding anti-social element elimination

We will enhance content of compliance training on anti-social element elimination and provide periodic training to personnel in the head office and marketing offices. [from November 2013]

(iii)	Further strengthening of cooperation between the Compliance Group and law enforcement agencies, other related bodies, and legal professionals

The Compliance Group has maintained close relationships with law enforcement agencies, other related bodies, and legal professionals, and received various guidance and advice regarding elimination of transactions with anti-social elements to date; however, from the perspective of strengthening development of timely countermeasures based on environmental changes, we will further strengthen our day-to-day exchange of information with specialists such as law enforcement agencies, other related bodies, and legal professionals.

Further, we will conduct periodic training sessions with these kinds of specialists as lecturers including examples of the most recent cases, sharing of information with law enforcement agencies, and trends in other industries. [December 2013]

(3)	Strengthening frameworks for eliminating transactions with anti-social elements for products and services

(i)	Comprehensive review of credit products

We have conducted a review of all MHBK credit products where there is any possibility that they may be connected to provision of funds to anti-social elements. This review included checks for anti-social elements and management of eliminating transactions in the event involvement with anti-social elements is detected. In doing this, we have confirmed that there are no deficiencies in our measures to eliminate transactions with anti-social elements in any credit products other that the Captive Loan Scheme that we are currently working to improve. [already completed]

(ii)	Strengthening of measures to eliminate transactions with anti-social elements when considering new products

When handling new businesses or products, we conduct verifications from various perspectives including risk management, compliance, and customer protection. We have further strengthened measures to eliminate transactions with anti-social elements when considering new products such as further clarifying points that must be confirmed in relation to prevention of transactions with anti-social elements. [already completed]

(4)	Considering follow-up structures for compliance programs and business plans {Recommendation}

We will consider effective operations to ensure no omissions in setting of topics in our structures for continuous management and follow-up of organizational issues in our compliance programs and business planning. [December 2013]

(5)	Improving corporate culture

(i)	Improving awareness by revising the Mizuho Code of Conduct

Based on the increasing expectations of society in relation to severing ties with anti-social elements, we will review the Mizuho Code of Conduct, as well as conducting a further clarification both internally and externally of MHBK’s approach toward severing ties with anti-social elements, and we will aim to further improve awareness among all executives and employees. [December 2013]

(ii)	Promotion of continued actions in cooperation with the One MIZUHO Promotion Project Team*

We will change the culture of habitual and silo-based behaviors that have been observed within a small part of the organization and share a sense of common values in which each and every employee takes a flexible approach to changes in society and proactively steps up to the challenges they face. We will also promote further strengthening of the following ongoing initiatives in collaboration with the project team at Mizuho Financial Group, from the perspective of driving the self-starting actions of each and every employee:

•	We have commenced discussion sessions with senior management at all head office divisions and marketing offices. [already completed]

•	We will hold off-site meetings for general managers of head office divisions and marketing offices. [November 2013]

*	The One MIZUHO Promotion Project Team was established to promote actions to disseminate the medium-term business plan and Mizuho corporate philosophy throughout the group toward realization of the Mizuho group vision.

3.	Establishment of checks and balances in relation to FSA inspections etc.

(1)	Establishment of double-checking frameworks for important reports in the head office

When filing reports related to important facts to respond to FSA inspections etc. and making important reports to administrative agencies, we will be thorough in ensuring that general managers give instructions to reconfirm evidence such as past documentation and that an appropriate reconfirmation process has been conducted. [November 2013]

4.	Measures to enhance and strengthen internal auditing functions

(1)	Strengthening of consideration frameworks in relation to findings and recommendations for improvement

We have established a new review committee and set key audit points based on our recognition of each risk across the organization in order to conduct appropriate operations in the event that serious risk circumstances related to elimination of transactions with anti-social elements are detected in the process of on-site audits. [already completed]

(2)	Penetration of cooperative efforts toward internal audit {Recommendation}

From the perspective of conducting more effective audits through the Internal Audit Department, we will periodically raise the obligation to respond cooperatively at times of internal audit at meetings such as head office general manager meetings to improve awareness and ensure an appropriate response by divisions being audited when requested to disclose documents etc. by the Internal Audit Division. [November 2013]

(3)	Increasing the awareness of audit members

We will clarify the audit process and aim to improve the awareness of each and every member of the audit team regarding our stance toward eliminating anti-social elements and key points in this audit process. [November 2013 onward]

Clarification of Where Responsibility Lies

MHBK considers responsibility for this incident to be extremely serious. We clarify where responsibility lies in the attachment.

Penalties for Management

Mizuho Financial Group, Inc. (MHFG) and Mizuho Bank, Ltd .(MHBK) take the responsibility of executives and employees involved in the recent incident related to captive loans extremely seriously. We will penalize these individuals as follows based on a comprehensive consideration of their degree of involvement and level of responsibility, including roles delegated, areas of responsibility, and length of time of involvement, during the period from making the policy decision to convert Orient Corporation into an equity method affiliate to the inspection by the Financial Services Agency in FY2012 and subsequent business improvement order:

I. Management Changes

Mr. Takashi Tsukamoto, Chairman of MHBK	Retired (Effective as of November 1, 2013)
Mr. Masakane Koike, Managing Director of MHFG (Head of Risk Management Group) and Managing Executive Officer of MHBK (Head of Risk Management Group)
Mr. Mitsuo Ootani, Executive Officer of MHFG (General Manager of Compliance Division) and Executive Officer of MHBK (General Manager of Compliance Division)

II. Reduction of Management Compensation

1.	Reduction of Compensation for Senior Management

Chairman of MHFG and Chairman of MHBK (Retired effective November 1, 2013)	100% of one month’s compensation × 6 months
Group CEO of MHFG and President and CEO of MHBK	100% of one month’s compensation × 6 months

2.	Reduction of Compensation for Executive Officers Involved

Executive Officers in charge of Compliance Groups or General Managers of Compliance Divisions	Maximum 40% of one month’s compensation × 1-6 months
Executive Officers in charge of Personal Banking Units or General Managers of Personal Banking Coordination Divisions	Maximum 20% of one month’s compensation × 3 months
Executive Officers in charge of Internal Audit Groups	Maximum 10% of one month’s compensation × 3 months
Executive Officers in charge of Strategic Planning Groups	10% or 20% of one month’s compensation × 3 months
Executive Officers in charge of Human Resources Groups	10% of one month’s compensation × 3 months
Executive Officer Members of Compliance Committees (except for Executive Officers mentioned above)	5% of one month’s compensation × 3 months

3.	In consideration of the serious nature of this incident and its impact, we will reduce the compensation of executive officers other than the individuals above that hold positions of managing executive officer or higher by 5% for 3 months.

4.	Other Items related to the Reduction of Compensation

•	If an individual held multiple roles that are subject to reduction of compensation during the applicable period, we will increase the penalty as may be necessary.

•	Executive officers who have been in charge of the applicable businesses for a period of over 6 months will be subject to the penalty. (However, Chief Compliance Officers and General Managers of Compliance Divisions will by subject to the penalty even if in charge of the applicable business for less than 6 months.)

•	We will seek voluntary return of compensation based on the above methods from retired executive officers (including the former President and CEO).

III. Other

•	We have determined that the Group CEO, Executive Officers in charge of Compliance Groups, and members of the Compliance Committee of MHFG will also be subject to the above penalty.

•	We will conduct strict disciplinary action based on employment regulations for employees who were involved in this incident.